UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. dated November 21, 2016: DryShips Inc. Announces Closing of Registered Direct Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 21, 2016	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES CLOSING OF REGISTERED DIRECT OFFERING

November 21, 2016, Athens, Greece — DryShips Inc. (NASDAQ: DRYS) (the “Company”), an international owner of drybulk carriers and offshore support vessels, announced today that it has closed the previously announced registered direct offering of 20,000 newly designated Series E-1 Convertible Preferred Shares, warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to purchase an aggregate 372,874 common shares (with the number of common shares issuable subject to adjustment as described therein), and 100 common shares to an institutional investor not affiliated with the Company.

The total gross proceeds from the offering were approximately $20 million. The Company may further receive up to an aggregate of $80 million if all of the warrants to purchase preferred shares are exercised, for total gross proceeds of $100 million.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-202821), including a base prospectus, and a prospectus supplement relating to the offering, each of which has been filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC’s website at http://www.sec.gov or from DryShips Inc., 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece, Attention: Investor Relations.

About DryShips Inc.

The Company is an owner of drybulk carriers and offshore support vessels that operate worldwide. The Company owns a fleet of 14 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

The Company’s common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company’s current views with respect to future events, including the registered direct offering and the exercise of the related warrants, and financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the SEC, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com